NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

January 16, 2008

VIA EDGAR

Messrs. H. Christopher Owings and Blair F. Petrillo
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Registration Statement on Form S-3 (File No. 333-141659)
Registration Statement on Form S-3 (File No. 333-142478)

Mr. Owings and Ms. Petrillo:

     Nitches, Inc. (the "Company"), hereby withdrawals the acceleration requests made in respect of each of the above-referenced registration statements, which the Company submitted via EDGAR on January 14, 2008.

     Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer